UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Health Insurance Innovations Inc
(Name of Issuer)
Common Stock
(Title of Class of Securities)
42225K106
(CUSIP Number)
December 19, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	42225K106	Page 2 of 6

1	NAME OF REPORTING PERSONS CAS Investment Partners, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 46-0901365
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United State of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 750,183
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 750,183
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,183
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.90%*+
12	TYPE OF REPORTING PERSON IA

*As of December 19. 2017, Sosin Partners, L.P. (the “Fund”) owned an aggregate of 750,183 shares of Common Stock of the Issuer. CAS Investment Partners, LLC, is the investment manager of the Fund in which such shares referred to above are held. As a result, CAS Investment Partners, LLC, possesses the power to vote and dispose or direct the disposition of all the shares owned by the Fund. Thus, CAS Investment Partners, LLC, may be deemed to beneficially own a total of 750,183 shares.

+ Based on a total of 12,700,986 shares outstanding as of October 30, 2017, as set forth in the Issuer’s most recent Form 10-Q, filed November 02, 2017.

CUSIP No.	42225K106	Page 3 of 6

1	NAME OF REPORTING PERSONS Sosin Partners, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 46-0970829
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United State of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 750,183
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 750,183
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,183
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.90%*+
12	TYPE OF REPORTING PERSON PN

*As of December 19. 2017, Sosin Partners, L.P. (the “Fund”) owned an aggregate of 750,183 shares of Common Stock of the Issuer. CAS Investment Partners, LLC, is the investment manager of the Fund in which such shares referred to above are held. As a result, CAS Investment Partners, LLC, possesses the power to vote and dispose or direct the disposition of all the shares owned by the Fund. Thus, CAS Investment Partners, LLC, may be deemed to beneficially own a total of 750,183 shares.

+ Based on a total of 12,700,986 shares outstanding as of October 30, 2017, as set forth in the Issuer’s most recent Form 10-Q, filed November 02, 2017.

CUSIP No.	42225K106	Page 4 of 6

Item 1(a).		Name of Issuer:	Health Insurance Innovations Inc.

Item 1(b).		Address of Issuer’s Principal Executive Offices:	15438 N. Florida Avenue, Suite 201 Tampa, Florida 33613

Item 2(a).

Name of Person Filing:    CAS Investment Partners, LLC

This Schedule is being filed by CAS Investments Partners, LLC with respect to shares of common stock of the above-name issuer owned by CAS Investments Partners, LLC. Clifford Sosin is the Managing Member of CAS Investment Partners, LLC

Item 2(b).		Address of Principal Business Office or, if None, Residence:
8 Wright Street, 1st FL Westport, Connecticut 06880

Item 2(c).		Citizenship:
United States

Item 2(d).		Title of Class of Securities:
Common Stock

Item 2(e).		CUSIP Number: 42225K106

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No.	42225K106	Page 5 of 6

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 750,183*

	(b)	Percent of class: 5.90%*+

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote 750,183*

		(ii)	Shared power to vote or to direct the vote 0

		(iii)	Sole power to dispose or to direct the disposition of 750,183*

		(iv)	Shared power to dispose or to direct the disposition of 0

CUSIP No.	42225K106	Page 6 of 6

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2018

Signature:	/s/ Clifford Sosin
Name:	Clifford Sosin

CAS INVESTMENT PARTNERS, LLC

Date:	February 14, 2018

By:	/s/ Clifford Sosin
Name:	Clifford Sosin
Title:	Managing Member

SOSIN PARTNERS, L.P.

Date:	February 14, 2018

By:	/s/ Clifford Sosin
Name:	Clifford Sosin
Title:	Managing Member